October 23, 2018

Daniel Sullivan
Chief Accounting Officier
InterCloud Systems, Inc.
1030 Broad Street
Suite 102
Shrewsbury, NJ 07702

       Re: InterCloud Systems, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed April 17, 2018 and August 14, 2018
           Filed No. 001-36100

Dear Mr. Sullivan:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

1. Please tell us why you did not discuss the loss on disposal of subsidiary, the loss on extinguishment of debt and change in fair value of derivative instruments in your discussion of results of operations. Refer to Item 303(A)(3) of Regulation S-K.
2. Gross profit represents a non-GAAP financial measure since the measure excludes depreciation and amortization. Please include:
        a reconciliation of the differences between gross profit with the most directly
 Daniel Sullivan
FirstName LastNameDaniel Sullivan
InterCloud Systems, Inc.
Comapany NameInterCloud Systems, Inc.
October 23, 2018
October 23, 2018 Page 2
Page 2
FirstName LastName
            comparable financial measure calculated and presented in accordance with GAAP;
           a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and to the extent material, a statement disclosing the additional purposes, if any, for which
            management uses the non-GAAP financial measure.
         Also, the use of titles or descriptions of non-GAAP financial measures should not be the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please revise the title of this non-GAAP financial measure in future filings.
         Please refer to Item 10(e) of Regulation S-K.
Exhibit Index, page 57

3. Please tell us why you did not file a consent from you auditors related to December 31,
         2017 financial statements incorporated by reference into Form S-8 filed March 13, 2018.
Consolidate Financial Statements
Consolidated Statements of Operations, page F-5

4. We note you exclude depreciation and amortization from cost of revenue. Therefore, gross profit represents a non-GAAP financial measure that should not be presented on the face of the statement. Please revise. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K. In addition, in order to avoid placing undue emphasis on "cash flow," depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. As such, the description of the cost of revenue line item should be revised to read somewhat as follows:
"Cost of revenue
         (exclusive of depreciation shown below)." Please refer to SAB Topic
11:B.
5. Please explain to us in detail how you computed the weighted average number of common shares outstanding for each year presented.
Note 11 Term Loans, page F-33

6. Please reconcile for us the gain (loss) on extinguishments of debt disclosed on pages F-33 through F-48 with the gain (loss) on extinguishment of debt, net disclosed in the statements of operations for the years presented.
7. It appears that the debt discount related to the Forward Investments, LLC convertible feature disclosed in the 2nd paragraph on page F-50 exceeded to aggregate amount of convertible loans disclosed in the first paragraph. Please tell us how you accounted for the fair value of the embedded conversion feature in excess of the convertible loans.
Exchange of term loan and Employee Warrants for Preferred Stock, page F-80

8. Please provide us with the journal entries used to record the October 12, 2017, November
         10, 2017 and December 1, 2017 transactions. Please tell us the line item in the statement
 Daniel Sullivan
InterCloud Systems, Inc.
October 23, 2018
Page 3
         of operations where any related gain or loss was recorded on the exchanges and conversions and how you determined the fair value of the Series K, L and M preferred shares. We note your disclosure of the initial value of the conversion features and the subsequent change in the fair value for those derivative instruments for year ended
         December 31, 2017 recorded on page F-65.
Note 18 Preferred Stock, page F-80

9. Please disclose the nature of the redemption features related to the Series K and L preferred shares and why amounts are not currently redeemable. Additionally, please disclose the features of the Series M preferred shares that lead you to classify amounts as liabilities as opposed to equity.
Note 22 Subsequent Events, page F-87

10. You disclose transactions related to Dominion Capital, JGB Waltham and RDW on page
         F-89 as subsequent events but they appear to be transactions for the year ended December
         31, 2017 based on the dates noted in your disclosure. Please advise or revise.
Form 10-Q for the Quarterly Period Ended June 30, 2018

Item I. Financial Statements
Notes to Consolidated Financial Statements
Revenue Recognition, page 7

11. Please tell us in detail how you have applied the disclosure requirements in ASC 606-10-
         50-1 through 21.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William H.
Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman,
Staff Attorney, at (202) 551-3797 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 with any other questions.



FirstName LastNameDaniel Sullivan                              Sincerely,
Comapany NameInterCloud Systems, Inc.
                                                               Division of
Corporation Finance
October 23, 2018 Page 3                                        Office of
Consumer Products
FirstName LastName